Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ALX Oncology Limited:

We consent to the use of our report dated May 5, 2020, included herein, with respect to the consolidated balance sheets of ALX Oncology Limited as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

June 26, 2020